Elan International Services, Ltd.
                               102 St. James Court
                              Flatts, Smiths Parish
                                  Bermuda FL 04

                                                                    July 2, 1999

Emisphere Technologies, Inc.
15 Skyline Drive
Hawthorne, New York  10532

Attention:  Michael M. Goldberg

                              Re: Heparin Financing

Ladies and Gentlemen:

            Emisphere Technologies, Inc., a Delaware corporation ("Emisphere"), has advised Elan International Services, Ltd., a Bermuda corporation ("EIS"), that Emisphere intends to develop the current formulation of unfractionated oral heparin USP which is expected to shortly enter Food and Drug Administration (the "FDA") approved pivotal Phase III clinical trials (the "Current Heparin Product"). Emisphere has requested that EIS commit to provide up to $15.0 million in term loans to finance the development of the Current Heparin Product. In connection with the foregoing, EIS agrees to provide Emisphere up to $15.0 million (subject to reduction as set forth herein) in term loans to finance the development of the Current Heparin Product on the terms and subject to the conditions set forth in this letter agreement. This letter agreement and EIS's commitment hereunder will terminate on the date (the "Termination Date") which is the earlier of (i) October 31, 1999, if FDA approved pivotal Phase III clinical trials have not commenced by such date, and (ii) March 25, 2000.

            1. Definitive Agreements. This letter agreement sets forth only certain basic and preliminary terms of the term loans and EIS's commitment hereunder is subject to the preparation and execution of definitive agreements. The preparation and execution by EIS of definitive agreements will be subject to the approval by the board of directors of EIS, will take into account the availability to Emisphere of third-party financing and will be subject to the following conditions: (i) there shall not have occurred any change or event from the date hereof (and EIS shall have become aware of no facts or conditions) which could reasonably be expected to have a material adverse effect on the rights or remedies of EIS as a lender, or on the ability of Emisphere to perform its obligations to EIS under any such definitive agreements or which could have a material adverse effect on the business, property, assets, operations (including all research and development activities, research and development collaborations, licensing or other commercial activities), condition (financial or otherwise), solvency, prospects or material agreements of Emisphere and its subsidiaries, taken as a whole a "Material Adverse Effect";
(ii)EIS shall have completed and be satisfied with in their sole discretion their business, legal, tax, accounting and environmental analysis and due diligence review; and (iii)EIS shall be satisfied, in its sole discretion, with the competitive environment for heparin products and Emisphere's development program relating to the Current Heparin Product, including, without limitation, the ability of Emisphere to submit an NDA for heparin on a timely basis and the status of all clinical trials, including of the likelihood of FDA approval of clinical trials and of ultimate FDA approval of an NDA for such product.

            2. Financing Terms; Availability. The term loans will accrue interest until maturity at a rate of 10.0% per annum compounded semi-annually. Interest will not be payable until maturity. The maturity of the term loans will be four years from the initial drawdown date. Once repaid, term loans will not be permitted to be reborrowed.

            The full amount of the commitment will be available until the Termination Date in up to three equal draws of up to $5.0 million; provided, however, that the unfunded commitment will be reduced on a dollar-for-dollar basis by the amount of (i) any alternative debt or equity financing obtained by Emisphere and (ii) any revenues from a licensee or research and development collaboration received by Emisphere. The amount of such reduction shall be applied to the next available draw, with any excess applied to the following draw.

            3.  Conditions.

            The term loans will be subject to conditions customary for transactions of this type, including, without limitation, substantially the following:

            (a) Officers' Certificate. On the effective date of the loan agreement and each drawdown date, EIS shall have received certificates dated such date signed by appropriate officers of Emisphere, stating that all of the applicable conditions (disregarding any reference therein that such condition be deemed satisfactory by EIS) have been satisfied or waived as of such date.

            (b) Opinions of Counsel. On the effective date and each drawdown date, EIS shall have received an opinion or opinions addressed to EIS and dated such date, each in form and substance satisfactory to EIS, from counsel to Emisphere and local counsel to the applicable credit parties in each jurisdiction in the United States in
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

      which collateral is located.

            (c) Corporate Proceedings. On the effective date, all corporate and legal proceedings and all instruments and agreements in connection with the transactions contemplated by the loan agreement and any other related documents shall be satisfactory in form and substance to EIS, and EIS shall have received all information and copies of all certificates, documents and papers, including records of corporate proceedings and governmental approvals, if any, which EIS reasonably may have requested from Emisphere or any of its affiliates in connection therewith, such documents and papers where appropriate to be certified by proper corporate or governmental authorities.

            (d) Documents; Transaction. On the effective date, all terms thereof and of all related documents shall be in form and substance satisfactory to EIS, each of the conditions contained in such documents shall have been satisfied or waived to the satisfaction of EIS, and Emisphere and each other credit party shall have in all material respects done and performed such acts and observed such covenants which each is required to do or perform under such documents. On the effective date, Emisphere shall have provided evidence satisfactory in form and substance to EIS that each element of the transaction has been consummated and that each document has been duly executed and is in full force and effect.

            (e) Organizational Documentation, etc. On or prior to the effective date, EIS shall have received copies of true and complete certified copies of the organizational documents of each credit party, the provisions of which shall be reasonably satisfactory to EIS.

            (f) Solvency. On the effective date and each drawdown date, EIS shall have received a solvency certificate, in each case in form and substance satisfactory to EIS.

            (g) Credit Documents. On or prior to the effective date, the loan agreement and each other credit document shall (i) be in form and substance satisfactory to EIS and (ii) have been duly authorized, executed and delivered by each of the parties signatory thereto (other than EIS).

            (h) Notes. On each drawdown date there shall have been delivered to EIS a promissory note executed by Emisphere in the amounts and as otherwise provided in the loan agreement.

            (i) Certain Fees. On the effective date and each drawdown date all costs, fees and expenses (including, without limitation, reasonable legal fees and expenses) payable to EIS by Emisphere shall have been paid in full and Emisphere shall have paid or have caused to be paid the fees and expenses (including, without limitation, reasonable legal fees and expenses) contemplated by the loan agreement and/or in connection with the other documents.

            (j) Market Events. On the effective date and each drawdown date, there shall not have occurred and be continuing (i)any suspension or limitation of trading in securities generally on the New York Stock Exchange (not including any suspension or limitation of trading in any particular security as a result of computerized trading limits), or any setting of minimum prices for trading on such exchange, (ii)any banking moratorium declared by U.S. Federal or New York authorities or
      (iii)any outbreak or escalation of major hostilities in which the United States is involved, any declaration of war by Congress or any other substantial national or international calamity or emergency.

            (k) Financial Statements, etc. Prior to the effective date, EIS shall have received audited financial statements including a balance sheet and statements of income and cash flow of Emisphere and its subsidiaries for the most recently completed fiscal year and unaudited financial statements for each subsequent fiscal quarter for which financial statements are available. Prior to the effective date, Emisphere shall have delivered to EIS financial projections, accompanied by a statement by Emisphere that such projections are based on assumptions believed by it in good faith to be reasonable as to the future financial performance of Emisphere, reasonably satisfactory to EIS.

            (l) Adverse Changes. On the effective date and each drawdown date, nothing shall have occurred (and EIS shall not have become aware of any facts or conditions not previously known) which EIS shall determine in its sole discretion could have an adverse effect on the rights or remedies of EIS or the ability of Emisphere to perform its obligations to EIS or which could have a Material Adverse Effect.

            (m) Consents, etc. On or prior to the effective date and on each drawdown date, all material governmental and third party approvals and consents (including, without limitation, all approvals and consents required in connection with any environmental statutes, rules or regulations), if any, (i) in connection with the transaction and the documents and (ii) in connection with the conduct of the business of each credit party or its respective subsidiaries at each drawdown date, shall have been obtained and remain in effect. On the effective date and at each drawdown date, there shall not exist any judgment, order, injunction or other restraint issued or filed with respect to the making of the term loans.

            (n) Environmental Review. On or prior to the effective date and on each drawdown date, there shall have been delivered to EIS an officers' certificate of Emisphere with respect to certain environmental matters, in form and substance satisfactory to EIS.
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

            (o) No Default; Representations and Warranties. On the effective date and each drawdown date (at the time of the making of each term loan and also after giving effect thereto) (i) there shall exist no default or event of default and (ii) all representations and warranties contained in the loan agreement or in the other credit documents shall be true and correct with the same effect as though such representations and warranties had been made on and as of the date of the making of such term loan, unless such representation and warranty expressly indicates that it is being made as of any other specific date in which case on and as of such other date.

            The term loans will also be subject to the following additional conditions:

            (i) The first draw will be available when 40% of patients for the FDA approved pivotal Phase III clinical study have completed the study; provided that EIS shall have the right to audit the study and that EIS shall be satisfied in its sole discretion (x) from a design and compliance standpoint, (y) that the drop out rate is in line with targets and (z) with the adverse event profile.

            (ii) The second draw will be available upon completion of the FDA approved pivotal Phase III clinical study with full reports available; provided that EIS shall have the right to audit the study and reports and that EIS shall be satisfied in its sole discretion that the study has met its target endpoints with clinical efficacy and an acceptable tolerance.

            (iii) The third draw will be available when the NDA for the Current Heparin Product has been filed with the FDA and the FDA has accepted the filing; provided that EIS shall be satisfied in its sole discretion with the likelihood of ultimate FDA approval of an NDA for the Current Heparin Product.

            4.  Other Terms.

            (a) Representation and Warranties. The loan agreement will contain representations and warranties customary for transactions of this type.

            (b) Covenants. The loan agreement will contain affirmative, negative and financial covenants customary for transactions of this type.

            (c) Royalties. EIS will receive a royalty on total heparin revenue (post product approval) based on the number of draws funded. If one draw is made, the future royalty will be [* * *]; if two draws are funded, the royalty will be [* * *]; and if three draws are funded, the royalty will be [* * *].

            (d) Tax Gross Up. If Emisphere is required by law to make any deduction or withholding on account of taxes from any payment due under the loan agreement or royalties, the amount payable will be increased to such amount which, after deduction from such increased amount of all amounts required to be deducted or withheld, will not be less than the amount otherwise due and payable.

            (e) Prepayment. The term loans will not be prepayable prior to maturity but will be subject to mandatory offers to prepay at the option of EIS in the event of and to the extent of the amount of (i) any alternative debt or equity financing obtained by Emisphere and (ii) any revenues from a licensee or research and development partner received by Emisphere, in which case the unfunded commitment will not be reduced as provided in paragraph 2 above to the extent of any such repayment.

            (f) Conversion. Each term loan would be convertible at any time at the option of EIS into registered common equity of Emisphere at a conversion price based on the weighted average closing sales price on the national securities exchange on which the shares of common stock of Emisphere are listed for one share of common stock of Emisphere for the 20 trading days prior to the date of drawdown (for each respective drawdown) plus a premium of 25%.

            (g) Events of Default; Remedies. Events of default will be customary for transactions of this type. Upon any event of default, EIS would receive a non-exclusive royalty-free license to all intellectual property rights (including but not limited to patents and know-how rights) of Emisphere and its affiliates relating to all heparin technology and products.

            (h) Ranking; Security. All term loans will be senior secured debt of Emisphere.

            5. Access to Information. Emisphere will afford to the employees, agents and authorized representatives of EIS reasonable access at reasonable times during normal business hours, upon reasonable prior notice, to Emisphere's properties, offices, files, agreements, books and records as may be necessary in order that EIS may have a full opportunity to conduct such investigations and due diligence reviews as they shall deem reasonably necessary in connection with the preparation and execution of definitive documentation and the funding of loans.

            6. Confidentiality and Non-disclosure. From and after the date of this letter agreement, neither EIS nor Emisphere (nor any affiliate or agent of either) shall, except as required by applicable law or judicial or administrative process, announce or disclose to any person or entity, publicly or privately, this letter agreement or the substance of the transactions contemplated hereby or the involvement of the parties with each other as contemplated hereby, without the prior written consent of the other party; provided, that even if required by applicable law or judicial or administrative process, EIS shall have reasonable

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

prior notice of and shall be afforded the ability to provide input with respect to any such disclosure.

            7. No Third Party Beneficiaries. This letter agreement may not be relied by any third person or entity. EIS shall not be responsible or liable to Emisphere or any other person for indirect or consequential damages which may be alleged as result of this letter agreement.

            8. Miscellaneous. This letter agreement (a) shall be governed by and construed in accordance with the internal laws of the State of New York, without regard to principles of conflicts of laws and, in connection therewith, each party consents to the non-exclusive jurisdiction of any Federal or state court sitting in the County, City and State of New York over any dispute arising from this letter agreement; (b) shall not be assigned or delegated by Emisphere without the prior written consent of EIS and, subject to the foregoing, shall be binding upon the parties' respective successors and assigns; (c) may be executed in counterparts and delivered by facsimile transmission; and (d) together with any definitive agreements relating to the subject matter hereof executed and delivered by the parties, constitutes the entire agreement among the parties and supersedes all prior agreements or understandings among the parties.

            Please indicate your approval to the foregoing by signing a copy of this letter agreement where indicated below.

                                       Very truly yours,

                                       ELAN INTERNATIONAL SERVICES, LTD.

                                       By: /s/ Kevin Insley
                                           ----------------
                                           Name:  Kevin Insley
                                           Title: President

Agreed to:

EMISPHERE TECHNOLOGIES, INC.

By: /s/ Charles Abdalian
    --------------------
    Name:  Charles Abdalian
    Title: Chief Financial Officer

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